united states
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MFS High Yield Municipal Trust
(Name of Subject Company (Issuer))

MFS High Yield Municipal Trust
(Name of Filing Person (Issuer))

Common Shares, Without Par
(Title of Class of Securities)

59318E102
(CUSIP Number of Class of Securities)

Christopher R. Bohane
Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199
Telephone: (617) 954-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

David C. Sullivan
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Telephone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

explanatory note

This filing supplements the Schedule TO filed on March 04, 2026 regarding the communications made for the commencement of a tender offer (the “Offer”) on April 6, 2026 by MFS High Yield Municipal Trust, a closed-end management investment company (the “Fund”), to purchase for cash up to 50% or 12,746,391 shares of the Fund’s outstanding common shares (the “Shares”) upon the terms and subject to the conditions of the Offer.

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

Forward-Looking Statements

This document contains statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

Additional Information and Where to Find It

The Offer referenced in this communication commenced on April 6, 2026. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Shares in the Fund, nor is it a solicitation of any proxy. This announcement is not a substitute for any materials that the Fund will file with the SEC.

The Fund filed a tender offer statement on Schedule TO, together with other related tender offer documents, including a letter of transmittal, in connection with the Offer. These documents contain important information about the Fund and the Offer. You are urged to read these documents carefully and in their entirety before making any decision regarding tendering your Shares. These documents are available to the Fund’s shareholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov.

This Schedule TO is not a prospectus, circular, or representation intended for use in the purchase or sale of Shares in the Fund. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports. The Fund’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

The Fund is a closed-end fund. Common shares of the Fund are only available for purchase/sale on the New York Stock Exchange at the current market price. Common shares may trade at a discount to net asset value.

Items 1 through 9.

This Tender Offer Statement on Schedule TO is filed by MFS High Yield Municipal Trust, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 50% or 12,746,391 shares of its outstanding common shares, without par value (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated April 6, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 99% of the net asset value per share as of the Expiration Date (as defined in the Offer), plus any unpaid dividends accrued through May 5, 2026, or such later date to which the Offer is extended. There are no material conditions to the availability of consideration for purposes of this Offer, except as set forth in the Offer to Purchase. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 of this Schedule TO.

Item 10.

Not Applicable

Item 11.

(a)(1) The information set forth in the Offer to Purchase under “Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Items 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated April 6, 2026.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(1)(v)	Notice of Withdrawal.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(iii)	Press Release issued on April 6, 2026.

(d)	None.

(g)	None.

(h)	None.

(s)	Filing Fee Table

Item 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS High Yield Municipal Trust

By:	/s/ Christopher R. Bohane
Name:	Christopher R. Bohane
Title:	Assistant Secretary and Assistant Clerk
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